UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024.

Commission File Number: 001-41893

LEDDARTECH HOLDINGS INC.

4535, boulevard Wilfrid-Hamel, Suite 240

Quebec G1P 2J7, Canada

(418) 653-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑         Form 40-F ☐

On July 26, 2024, LeddarTech Holdings Inc. (the “Company”) entered into a Tenth Amending Agreement (the “Waiver”) with Fédération des caisses Desjardins du Québec (“Desjardins”) with respect to the Amended and Restated Financing Offer dated as of April 5, 2023 (as amended, the “Desjardins Credit Facility”). As previously announced by the Company on July 5, 2024, pursuant to a Ninth Amending Agreement to the Desjardins Credit Facility, the Company was required to maintain an unencumbered cash balance (the “Minimum Cash Covenant”) of C$3.5 million from July 5, 2024 through July 6, 2024, and C$1.8 million from July 7, 2024 through July 26, 2024. Pursuant to the Waiver, among other things, Desjardins has temporarily reduced the required Minimum Cash Covenant to C$1.3 million from July 26, 2024 through August 5, 2024, after which time the Company will be obligated to maintain a minimum cash balance of C$5.0 million.

The foregoing description of the Waiver does not purport to be complete and is qualified in its entirety by reference to the Waiver, a copy of which is attached hereto as Exhibit 10.1 and incorporated by reference herein. The foregoing also should be read in conjunction with the disclosures set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2023 as filed with the Securities and Exchange Commission on January 31, 2024, including the disclosures set forth under “Item 3.D – Key Information – Risk Factors” contained therein.

The Company continues to progress its discussions with several of its principal shareholders and other potential investors to secure the financing described in the Company’s July 5, 2024 press release, which may include funding to meet near-term obligations while the Company continues to seek to close the larger financing (collectively, the “Financing Transaction”). There can be no assurance that such existing shareholders or other potential investors will invest any amount in the Financing Transaction, or that the Company will successfully complete the Financing Transaction at all. Any debt or equity securities to be offered and sold in the Financing Transaction may not be registered under the Securities Act of 1933, as amended, or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from such registration requirements. This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities in the Financing Transaction, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Exhibits

Exhibit Number	Exhibit Description
10.1	Tenth Amending Agreement to Amended and Restated Financing Offer dated July 26, 2024 among LeddarTech Holdings Inc. and Fédération des caisses Desjardins du Québec.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEDDARTECH HOLDINGS INC.

By:	/s/ David Torralbo
Name:	David Torralbo,
Title:	Chief Legal Officer

Date: July 29, 2024

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